United States securities and exchange commission logo





                             November 15, 2023

       Zhen Fan
       Chief Executive Officer
       Haoxi Health Technology Ltd
       Room 801, Tower C, Floor 8
       Building 103
       Huizhongli, Chaoyang District
       Beijing, China

                                                        Re: Haoxi Health
Technology Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed October 24,
2023
                                                            File No. 333-274214

       Dear Zhen Fan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-1, Filed October 24, 2023

       Risk Factors
       Risks Related to Doing Business in China
       There are uncertainties regarding the interpretation and enforcement of PRC laws..., page 20

   1. We note your response to comment 1 and reissue in part. Please restore the language in this risk factor to the
version contained in the registration statement dated August 25,
                                                        2023. We do not believe
that your revised disclosure conveys the significant discretion in enforcement of laws,
rules and regulations, and that enforcement can be inconsistent and unpredictable.
 Zhen Fan
FirstName LastNameZhen   Fan
Haoxi Health Technology Ltd
Comapany 15,
November  NameHaoxi
              2023    Health Technology Ltd
November
Page 2    15, 2023 Page 2
FirstName LastName
The PRC government exerts substantial influence over..., page 22

2. We note your response to comment 1 and reissue in part. Please restore the language in this risk factor to the version contained in the registration statement dated August 25,
         2023. We do not believe that your revised disclosure conveys the substantial control the
         Chinese government exercises over the Chinese economy or that future actions could have a significant economic infect on economic conditions in China or require you to divest yourselves of interests held in your operations in China.
PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more..., page 27

3. We note your response to comment 1 and reissue in part. Please restore the language found in the final paragraph of this risk factor to the version contained in the registration statement dated August 25, 2023. We do not believe that your revised disclosure that removes detailed references to the regulatory oversight of SAMR and MOFCOM conveys the same risks.
Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent..., page 33

4. We note your response to comment 1 and reissue in part. We note the new disclosure in this risk factor, particularly in the first and last paragraphs of this risk factor on page 34, please restore the language to the version contained in the registration statement dated
         August 25, 2023. We do not believe that your revised disclosure, that no longer states that the PCAOB was not given access to inspections in China, and the removal of the distinct risk of the PCAOB being obstructed, conveys the same risk. Please also make corresponding changes to the PCAOB related disclosure on the cover page.
Limitations on the availability of data and the operating entity's ability to analyze such data could affect its optimization capability..., page 40

5. We note your response to comment 1 and reissue in part. We note the change in this risk factor heading from "significantly restrict" to "affect." Please restore this risk factor heading to the previous version found in the registration statement dated August 25, 2023.
         Since you risk factor contemplates that government authorities could prohibit or limit the collection of data, the previous risk factor heading better reflects the content of the risk factor.
Capitalization, page 63

6. Please explain to us why you have not included loans outstanding in the table pursuant to
         Item 3.B of Form 20-F as directed by Item 4.a of Form F-1, or revise as appropriate.
7. Please explain to us and disclose how the balance of deferred listing costs at June 30, 2023 is reflected in the "As adjusted" column.
 Zhen Fan
Haoxi Health Technology Ltd
November 15, 2023
Page 3
Dilution, page 64

8. Please explain to us and disclose how the balance of deferred listing costs at June 30, 2023 is reflected in adjusted net tangible book value at June 30, 2023. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 69

9. We note the significant increase in supplier advances at June 30, 2023 from June 30,
         2022. If this is a known contractual obligation or material cash requirement, please expand your discussion to clearly explain the use of advances to suppliers. Refer to Item 5.B and
         Item 5.B.3 of Form 20-F as referenced from Item 4.a of Form F-1. Consolidated Financial Statements for the Years Ended June 30, 2023 and 2022 Consolidated Statements of Cash Flows, page F-6

10. Please reconcile for us the amounts presented here for changes in balance sheet line items with the change in the corresponding line item presented in the consolidated balance sheets. For example (but not limited to), the amount presented here for the change in
         "Advance payment" is $2,473,178 but the change on the balance sheet in "Supplier advances" is $2,373,648, and the amount presented here for the change in "Accounts payable" is $1,201,034 but the change on the balance sheet in "Accounts payable" is
         $1,244,298.
Notes to Consolidated Financial Statements
Note 4. Advances to Suppliers, net, page F-16

11. Here you refer to "Advances to Suppliers, net," the balance sheet refers to "Supplier advances," the operating activities section of the cash flow statement refers to "Advance payment," note 2(f) refers to "Prepayment to suppliers, net" and page 70 refers to
       "advance payments to media platforms." If all of these descriptions refer to the same activity, please revise to use one description consistently and what it is net of. If they refer to differing activities, disclose how they are distinquished and your accounting for each.
       Also revise to disclose here and elsewhere as appropriate the specific nature of this/these activity/activities. Along with your revised disclosure, explain to us and disclose as appropriate how payments represented here relate to your references to "traffic acquisition
FirstName LastNameZhen Fan
       from top online media platforms" and "prepayments for future traffic acquisition" referred
Comapany    NameHaoxi
       to elsewhere       Health
                     in the  filingTechnology
                                    (e.g., pages Ltd
                                                 74, 83 and F-10) and what
traffic acquisition in this
       context  represents.
November 15, 2023 Page 3
FirstName LastName
 Zhen Fan
FirstName LastNameZhen   Fan
Haoxi Health Technology Ltd
Comapany 15,
November  NameHaoxi
              2023    Health Technology Ltd
November
Page 4    15, 2023 Page 4
FirstName LastName
       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Ying Li